Exhibit 99.1

For Immediate Release

Contact:
Fariyal Khanbabi
Chief Financial Officer
+44 (0)20 7264 4900

BRITANNIA BULK ANNOUNCES 2006 RESULTS

LONDON, England  April 12, 2007 – Britannia Bulk Plc. (“Britannia”) announced today its results for the year ended December 31, 2006.

2006 Highlights

•                  Generated total revenues of $191.5 million and EBITDA, a non-GAAP measure, of $17.5 million.

•                  Operating income totaled $6.7 million and net income totaled $2.4 million.

•                  Completed $185 million senior secured notes offering.

Total voyage revenues were $191.5 million for the year ended December 31, 2006 compared to $184.6 million for the year ended December 31, 2005, an increase of 4%.  The increase in revenues was largely due to an increase in the total number of operating days offset by a weakening dayrate market from 2005 to 2006.

Total voyage expenses for the year ended December 31, 2006 were $71.8 million compared with $49.3 million for the year ended December 31, 2005, an increase of $22.5 million.  This increase is primarily a result of an $11.5 million increase in bunker costs and $7.6 million increase in port costs for 2006 as compared with 2005.  In addition, total vessel operating expenses for the year ended December 31, 2006 were $12.9 million compared with $12.1 million for the year ended December 31, 2005, an increase of $0.8 million.

General and administrative expenses for the year ended December 31, 2006 were $9.4 million compared to $3.7 million for the year ended December 31, 2005, an increase of $5.7 million. This increase was primarily a result in increased salary and office costs to manage our expanding fleet, as well as increases in travel, legal and accounting fees and expenses.

In November 2006, Britannia completed the sale and issuance of $185 million of senior secured notes due 2011.  The notes were sold to qualified institutional buyers under Rule 144A and Regulation S.  Gross proceeds from the offering, net of discounts, commissions and offering expenses, were approximately $166.4 million.  $140.0 million of the proceeds were deposited in a vessel acquisition account, and the remaining funds were used to repay all outstanding indebtedness and for general corporate purposes.  Britannia successfully filed a registration statement with the Securities and Exchange Commission and completed its exchange offer on April 11, 2007 allowing holders to exchange their senior secured notes for identical notes which have been registered under the Securities Act of 1933, as amended.

Commenting on the results, Arvid Tage, Chief Executive Officer, stated, “We are pleased with our 2006 performance.  Completion of the Company’s notes issuance in 2006 provided the Company with a solid financial foundation and the ability to expand our fleet and further grow our business.  We believe the market for our services is strong and we see continued growth opportunities within the Baltic region market as well as new opportunities to expand our service offerings and customer base.”

Vessel Acquisition Update

We have acquired and taken delivery of two additional Panamax bulkers in 2007 for $28.5 million and $36.7 million, respectively.  In addition, we have contracted for the purchase of a third Panamax bulker and Handysize vessel for $36.7 million and $10.8 million, respectively.  We expect to take delivery of the third Panamax and Handymax vessels in May 2007.  Substantially all of the acquisition costs associated with the purchase of these vessels have been funded from the net proceeds of the sale and issuance of our senior secured notes.

Conference Call Announcement

Britannia will host a conference call on Tuesday, April 17 at 4:00 p.m. GMT/11:00 a.m. EST to review these results.  To participate in the call, please dial 1-888-793-1716 for callers in North America and 1-415-537-1805 for callers elsewhere.  A replay of the call will be available and may be accessed by calling 1-888-633-8248 for callers in North America and 1-402-977-9140 for callers elsewhere.  The reservation number for the replay is 21336344.  Please note further that conference call materials will be made available on our website prior to the conference call on Tuesday, April 17.

About Britannia Bulk Plc.

Britannia Bulk Plc is an international provider of drybulk transportation services with a focus on transporting coal exports from the Baltic region, primarily to northern and western Europe.  Our existing fleet, excluding vessels that we charter-in, consists of seven drybulk vessels, five barges and four tugs.

Except for historical information, statements made in this press release, including those relating to acquisition or expansion opportunities, future earnings, cash flow and capital expenditures are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Britannia expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by Britannia based on management’s experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Britannia’s control, which may cause Britannia’s actual results to differ materially from those implied or expressed by the forward-looking statements. These risks include, among others, our ability to timely identify and acquire additional vessels on terms we deem reasonable, our ability to generate cash to service our debt, decreases in shipping volumes, including Russian coal for export, changes in demand and rate levels for the transportation services we offer and seasonality of the market in which we operate.  The Company undertakes no obligation to publicly update or revise any forward-looking statements.  Further information on risks and uncertainties is available in the Company’s filings with the Securities and Exchange Commission.

SOURCE: Britannia Bulk Plc.

BRITANNIA BULK PLC

	Year Ended December 31,
	2006	2005	2004
	($ in thousands)
STATEMENT OF OPERATIONS DATA:
Total revenues	$191,503	$184,585	$42,125
Voyage expenses	71,840	49,347	11,893
Charterhire expenses	75,723	95,937	16,322
Commission	4,316	4,265	1,083
Vessel operating expenses	12,870	12,137	2,802
Depreciation & amortization	10,894	9,341	1,114
General & administrative	9,410	3,666	148
Expenses to related parties	—	131	799
Foreign currency transactions	(202)	120	88
Total operating expenses	184,851	174,944	34,249
Operating income	6,652	9,641	7,876
Minority interest expense	(72)	(28)	—
Interest income	1,096	272	23
Interest expense	(5,122)	(1,353)	(271)
Taxes	(160)	(284)	(49)
Net income	$2,394	$8,248	$7,579
OTHER FINANCIAL DATA:
EBITDA (1)	$17,474	$18,954	$8,990

(1)   The term EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements and is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by the generally accepted accounting principals in the United States of America, or U.S. GAAP, and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.

	Year Ended December 31,
	2006	2005	2004
	($ in thousands)
Net income	$2,394	$8,248	$7,579
Plus:
Interest expense (net)	4,026	1,081	248
Depreciation	10,894	9,341	1,114
Taxes	160	284	49
EBITDA	$17,474	$18,954	$8,990